UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(D) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported)   **November 19, 2007**

AMERICAN INDEPENDENCE CORP.

(Exact name of registrant as specified in its charter)

Delaware	**001-05270**	**11-1817252**
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

485 Madison Avenue, New York, NY	**10022**
(Address of principal executive offices)	(Zip Code)

(212) 355-4141
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Explanatory Note

The information is this Report, including the exhibit, is being furnished pursuant to Item 7.01 and General Instruction B.2 thereunder. Such information shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference into any filing under the Securities Act of 1933, as amended.

Item 7.01.   Regulation FD Disclosure.

On November 19, 2007, American Independence Corp. issued the press release that is furnished as Exhibit 99.1 to this Report; such press release is hereby incorporated into this Item 7.01 by reference.

Item 9.01.   Financial Statements and Exhibits.

(c)   Exhibits. The following exhibit is being furnished as part of this Report.

Exhibit Number	Description
99.1	Press Release, dated November 19, 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

AMERICAN INDEPENDENCE CORP.

Dated: November 21, 2007

By: /s/ David T. Kettig
    Name: David T. Kettig
    Title: Co-Chief Operating Officer
              and Senior Vice President

Exhibit 99.1

AMERICAN INDEPENDENCE CORP.   CONTACT: DAVID T. KETTIG
485 MADISON AVENUE   **(212) 355-4141**
NEW YORK, NY 10022   www.americanindependencecorp.com
NASDAQ: AMIC

NEWS RELEASE

A.M. BEST COMPANY UPGRADES RATING OF INDEPENDENCE AMERICAN TO "A- (EXCELLENT)" WITH "STABLE" OUTLOOK

New York, New York, November 19, 2007. A.M. Best Company, Inc. has issued a rating of "A- (Excellent)" to Independence American Insurance Company (Independence American) with a stable outlook. This action represents an upgrade for Independence American from "B++ (Good)" to "A- (Excellent)."

Roy T.K. Thung, Chief Executive Officer of American Independence Corp. (AMIC), commented, "We are pleased that A.M. Best Company has upgraded the rating of Independence American to "(A-) Excellent" with a "stable" outlook. Its new rating of "Excellent" will enable Independence American to expand its presence in both medical stop-loss and fully insured health insurance, with respect to existing relationships and new opportunities. In fact, the managing general underwriters (MGUs) owned by AMIC have already indicated their intent to write medical stop-loss business on Independence American's paper in response to today's upgrade."

About American Independence Corp. (AMIC)

AMIC is a holding company principally engaged in employer medical stop-loss, small group major medical, major medical for individuals and families, and managed care insurance and reinsurance through Independence American Insurance Company and its managing general underwriter division.

Forward-Looking Statements

Certain statements and materials contained in this news release may be considered "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, such as statements relating to AMIC's views with respect to future events and financial performance. Such forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from historical experience or from future results expressed or implied by such forward-looking statements. Potential risks and uncertainties include, but are not limited to, economic conditions in the markets in which AMIC operates, new federal or state governmental regulation, and other factors which can be found in AMIC's other news releases and filings with the Securities and Exchange Commission.